UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2012

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signature	4
Exhibit Index
Ex-99.1 Earnings release of Sterlite Industries (India) Limited dated July 26, 2012
Ex-99.2 Consolidated and Standalone financial results of Sterlite Industries (India) Limited under Indian GAAP June 30, 2012

Sterlite Industries (India) Limited

Other Events

On July 26, 2012, Sterlite Industries (India) Limited (“the Company”) issued an earnings release announcing its unaudited consolidated and standalone financial results under Indian GAAP for the quarter ended June 30, 2012. A copy of the earnings release dated July 26, 2012 is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Company’s unaudited Consolidated and standalone financial results under Indian GAAP for the quarter ended June 30, 2012 is attached hereto Exhibit 99.2 and incorporated herein by reference.

Forward looking statement:

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated September 30, 2011 . You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

Ex-99.1 Earnings release of Sterlite Industries (India) Limited dated July 26, 2012

Ex-99.2 Consolidated and Standalone financial results of Sterlite Industries (India) Limited under Indian GAAP June 30, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2012
STERLITE INDUSTRIES (INDIA) LIMITED

	By:	/s/ Din Dayal Jalan
	Name:	Din Dayal Jalan
	Title:	Chief Financial Officer

4